UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Telenav, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

879455103
(CUSIP Number)

BRETT HENDRICKSON
NOKOMIS CAPITAL, L.L.C.
2305 Cedar Springs Road, Suite 420
Dallas, Texas 75201
(972) 590-4100

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 20, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON NOKOMIS CAPITAL MASTER FUND, L.P.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,484,227
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,484,227
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,484,227
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON PN

* See Item 5.

1	NAME OF REPORTING PERSON NOKOMIS CAPITAL PARTNERS, L.P.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,484,227
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,484,227
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,484,227
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON PN

 * See Item 5.

1	NAME OF REPORTING PERSON NOKOMIS CAPITAL OFFSHORE FUND, LTD.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,484,227
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,484,227
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,484,227
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON CO

 * See Item 5.

1	NAME OF REPORTING PERSON NOKOMIS CAPITAL ADVISORS, L.P.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,484,227
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,484,227
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,484,227
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON PN

 * See Item 5.

1	NAME OF REPORTING PERSON NOKOMIS CAPITAL, L.L.C.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,484,227
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,484,227
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,484,227
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON IA, OO

 * See Item 5.

1	NAME OF REPORTING PERSON BRETT HENDRICKSON*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,484,227
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,484,227
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,484,227
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON IN

 * See Item 5.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.001 per share (the “Shares”), of Telenav, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 950 De Guigne Drive, Sunnyvale, California 94085.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Nokomis Capital Master Fund, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Nokomis Master”);

(ii)	Nokomis Capital Partners, L.P., a Texas limited partnership (“Nokomis Partners”), which serves as a feeder fund of Nokomis Master;

(iii)
Nokomis Capital Offshore Fund, Ltd., a Cayman Islands exempted company (“Nokomis Offshore”and together with Nokomis Master and Nokomis Partners, the “Funds”), which serves as a feeder fund of Nokomis Master;

(iv)	Nokomis Capital Advisors, L.P., a Texas limited partnership (“Nokomis Advisors”), which serves as the general partner of each of Nokomis Master and Nokomis Partners;

(v)
Nokomis Capital, L.L.C., a Texas limited liability company (“Nokomis Capital”), which serves as the investment manager of each of Nokomis Master, Nokomis Partners and Nokomis Offshore, and as the general partner of Nokomis Advisors;  and

(vi)	Brett Hendrickson, who serves as the manager of Nokomis Capital and a director of Nokomis Offshore.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Nokomis Master and Nokomis Offshore is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address of the principal office of each of Nokomis Partners, Nokomis Advisors, Nokomis Capital and Mr. Hendrickson is 2305 Cedar Springs Road, Suite 420, Dallas, Texas 75201. The officers and directors of Nokomis Offshore and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of Nokomis Master is investing in securities. The principal business of each of Nokomis Partners and Nokomis Offshore is serving as a feeder fund of Nokomis Master. The principal business of Nokomis Advisors is serving as the general partner of each of Nokomis Master and Nokomis Partners. The principal business of Nokomis Capital is serving as the investment manager of each of Nokomis Master, Nokomis Partners and Nokomis Offshore, and as the general partner of Nokomis Advisors. The principal occupation of Mr. Hendrickson is serving as the manager of Nokomis Capital and a director of Nokomis Offshore.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Hendrickson is a citizen of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares owned by Nokomis Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 3,484,227 Shares owned by Nokomis Master is approximately $22,612,164, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and intend to continue to engage, in discussions with the Issuer’s management and board of directors (the “Board”) regarding the composition of the Board and means to enhance stockholder value, including capital allocation, operational improvements and strategic alternatives.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

 (a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 40,294,232 Shares outstanding as of March 31, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 7, 2015.

As of the close of business on August 21, 2015, Nokomis Master beneficially owned 3,484,227 Shares, constituting approximately 8.6% of the Shares outstanding.  Each of Nokomis Partners and Nokomis Offshore, as feeder funds of Nokomis Master, may be deemed to beneficially own the 3,484,227 Shares owned by Nokomis Master, constituting approximately 8.6% of the Shares outstanding. Nokomis Advisors, as the general partner of Nokomis Master, may be deemed to beneficially own the 3,484,227 Shares owned by Nokomis Master, constituting approximately 8.6% of the Shares outstanding. Nokomis Capital, as the investment manager of Nokomis Master, may be deemed to beneficially own the 3,484,227 Shares owned by Nokomis Master, constituting approximately 8.6% of the Shares outstanding.  Mr. Hendrickson, as the manager of Nokomis Capital, may be deemed to beneficially own the 3,484,227 Shares owned by Nokomis Master, constituting approximately 8.6% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Each of the Funds and Nokomis Advisors disclaim beneficial ownership of the securities that they hold due to the fact that they have fully delegated investment and voting discretion to Nokomis Capital and cannot rescind such delegation within the timeframe contemplated by Rule 13(d)-3.

(b)           By virtue of their respective positions with Nokomis Master, each of Nokomis Partners, Nokomis Offshore, Nokomis Advisors, Nokomis Capital and Mr. Hendrickson may be deemed to have sole power to vote and dispose of the Shares reported owned by Nokomis Master.

(c)           Schedule B annexed hereto lists all transaction in the securities of the Issuer during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market except as otherwise set forth therein.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 24, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Nokomis Capital Master Fund, L.P., Nokomis Capital Partners, L.P., Nokomis Capital Offshore Fund, Ltd., Nokomis Capital Advisors, L.P., Nokomis Capital, L.L.C. and Brett Hendrickson, dated August 24, 2015.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2015	NOKOMIS CAPITAL MASTER FUND, L.P.

	By:	Nokomis Capital, L.L.C. Investment Manager

	By:	/s/ Brett Hendrickson
		Name:	Brett Hendrickson
		Title:	Manager

NOKOMIS CAPITAL PARTNERS, L.P.

By:	Nokomis Capital, L.L.C. Investment Manager

By:	/s/ Brett Hendrickson
	Name:	Brett Hendrickson
	Title:	Manager

NOKOMIS CAPITAL OFFSHORE FUND, LTD.

By:	/s/ Brett Hendrickson
	Name:	Brett Hendrickson
	Title:	Director

NOKOMIS CAPITAL ADVISORS, L.P.

By:	Nokomis Capital, L.L.C. General Partner

By:	/s/ Brett Hendrickson
	Name:	Brett Hendrickson
	Title:	Manager

NOKOMIS CAPITAL, L.L.C.

By:	/s/ Brett Hendrickson
	Name:	Brett Hendrickson
	Title:	Manager

/s/ Brett Hendrickson
BRETT HENDRICKSON

SCHEDULE A

Directors and Officers of Nokomis Capital Offshore Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Brett Hendrickson Director*

Ian Goodall Director	Chartered Accountant	c/o International Management Services Ltd. 3rd Floor Harbour Centre Grand Cayman KY1-1102 Cayman Islands	United Kingdom

Michael John McDonald Director	Chartered Accountant	c/o International Management Services Ltd. 3rd Floor Harbour Centre Grand Cayman KY1-1102 Cayman Islands	Canada

____________________
*Mr. Hendrickson is a Reporting Person and, as such, the information with respect to Mr. Hendrickson called for by Item 2 of Schedule 13D is set forth therein.

SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

NOKOMIS CAPITAL MASTER FUND, L.P.

Purchase of Common Stock	16,227	7.1400	07/21/2015
Purchase of Common Stock	28,400	7.0342	07/22/2015
Purchase of Common Stock	51,600	6.9726	07/22/2015
Purchase of Common Stock	17,409	6.8600	07/23/2015
Purchase of Common Stock	4,200	7.0000	07/27/2015
Purchase of Common Stock	7,500	6.9930	07/28/2015
Purchase of Common Stock	9,049	7.0000	07/29/2015
Purchase of Common Stock	9,600	6.9484	07/30/2015
Purchase of Common Stock	19,251	6.9997	07/30/2015